

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

Mark Keating
Chief Financial Officer
NAAC Holdco, Inc.
13274 Fiji Way, Suite 600
Marina del Rey, California 90292

> **Re: NAAC Holdco, Inc.**
> **Amendment No. 1 Draft Registration Statement on Form S-4**
> **Submitted February 14, 2022**
> **CIK No. 0001899770**

Dear Mr. Keating:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2022 letter.

Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted February 14, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 1 - Description of the Business Combination, page 75

1. We note your response to comment 13 and the cited disclosures. On page F-36, you disclosed in part that if "(x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share ... then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly

Issued Price," ... and "the $10.00 and $18.00 per share redemption trigger prices ... will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively." You also disclosed that certain investors have agreed to purchase PIPE Shares at a purchase price of $9.19 per share in a private placement or placements. For the avoidance of doubt, please confirm to us that the private placement and other equity issuances related to or pending the business combination will not trigger the down round provision for the warrants.

2.   Clarify if the condition that "less than 70% of the consideration receivable by the holders of Class A ordinary shares in such a transaction is payable in the form of Class A" is met at a greater than 30% cash redemption scenario, thereby triggering a down round provision. If so, please give effect to the down round provision trigger in the pro forma financial statements.

Key Business Metrics
Direct Margin, page 156

3.   We note your presentation of Direct Margin, Direct Margin as a percentage of Total Revenues and Indirect Costs of Revenue which are non-GAAP measures. Please provide hereunder a reconciliation to their respective GAAP measures (starting with such GAAP measures) and the reasons why presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i) of Regulation S-K.

Additionally, remove the reference to Note 13 as segment financial measures do not constitute non-GAAP measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Telesign
Results of Operations for the Years Ended December 31, 2021 and 2020
Cost of Revenue and Gross Profit, page 160

4.   Please describe the significant cost drivers in cost of revenue and any known events or trends that caused or are reasonably likely to cause a material change in the relationship between costs and revenues. Further comply with this comment in your updated 2021 financial statements.

Information About Telesign
Customers and Use Cases, page 177

5.   With respect to your 2017 five year agreement with Microsoft as described hereunder, please disclose if you have extended the contract by written and signed amendment.

Torino Holding Corp. Audited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-51

6.   We note your response to comment 28. Based upon your disclosures on pages 25 and 177-178, it appears that a material portion of your revenues are attributable to Microsoft and Amazon and that you have had contractual relationships with both of these companies since at least 2017. Please describe the factors considered when assessing the likelihood and magnitude of a subsequent revenue reversal of the estimated variable consideration. Your response should also explain in detail why your longstanding contractual relationships with Microsoft and Amazon does not provide you with sufficient historical experience to estimate variable consideration. Please refer to ASC 606-10-32-8 through 32-12.

7.   You indicate on page F-52 that you fully constrain the variable portion of revenue (except variability related to prompt payments) until the end of the month of service when such variability has been fully resolved. Considering the contract terms described on page F-51, please clarify if variability is typically fully resolved within the 30-90 day period of the notice for cancellation.

Note 15. Related-Party Transactions, page F-63

8.   We note your disclosure of significant related party transactions hereunder and elsewhere in your filing. Please revise your financial statement presentation so that amounts of related party transactions are stated on the face of the balance sheet, statement of operations, or statement of cash flows. Refer to Item 4-08(k) of Regulation S-K.

Note 16. Subsequent Events, page F-64

9.   We note your response to comment 29. Please disclose hereunder that you amended a material corporate lease contract, a significant commitment which occurred subsequent to your balance sheet date (October 14, 2021) but before the financial statements were available to be issued (January 6. 2022). Further address material terms, including but not limited to incentives and concessions such as base rent abatements among others. Refer to ASC 855-10-55-2(g).

10.   Please tell us and disclose in your 2021 financial statements how you will account for such modification to your corporate lease agreement, including how the right-of-use asset and related lease liability will be remeasured and whether the modification effectuates a separate new contract or a single modified contract. Refer to the pertinent guidance under ASC 842-10-25.

Mark Keating
NAAC Holdco, Inc.
February 28, 2022
Page 4

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, a (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ari Edelman